UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SPANISH BROADCASTING SYSTEM, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

846425882

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The rest of this cover page shall not be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 846425882

1	NAME OF REPORTING PERSON: Beach Point Capital Management LP (Beach Point Capital) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,632,418 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,632,418 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,632,418 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 846425882

1	NAME OF REPORTING PERSON: Beach Point GP LLC (Beach Point GP) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,632,418 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,632,418 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,632,418 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 846425882

ITEM 1(a).	NAME OF ISSUER:
SPANISH BROADCASTING SYSTEM, INC.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
2601 South Bayshore Drive, PH II Coconut Grove, Florida 33133
ITEM 2(a).	NAME OF PERSON FILING:
Beach Point Capital Management LP (Beach Point Capital) Beach Point GP LLC (Beach Point GP)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
c/o Beach Point Capital Management LP 1620 26th Street Suite 6000N Santa Monica, California 90404
ITEM 2(c).	CITIZENSHIP:
Beach Point Capital - Delaware Beach Point GP - Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $0.0001 per share
ITEM 2(e).	CUSIP NUMBER:
846425882
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:
	(a)	[] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
	(f)	[] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
	(g)	[] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
	(h)	[] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).
	(k)	[] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
2,632,418 by each reporting person **see Note 1**
	(b)	Percent of class:
6.32%, based on 41,639,805 shares of Common Stock, par value $0.0001 per share of the Issuer outstanding as of November 8, 2010 as reported on the issuers Quarterly Report on Form 10-Q filed on November 12, 2010 for the quarterly period ended September 30, 2010.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
2,632,418 by each reporting person **see Note 1**
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
2,632,418 by each reporting person**see Note 1**

** Note 1**
Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the Clients). In its role as investment adviser, Beach Point Capital possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Beach Point Capital disclaims beneficial ownership of such securities.

Beach Point GP is the sole general partner of Beach Point Capital. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following .
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of Common Stock of the Issuer, each of the reporting persons is the beneficial owner of such stock on behalf of the Clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. To the knowledge of each of the reporting persons, no such Client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Issuer.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
See Exhibit I
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10.	CERTIFICATION
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b).
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 20, 2011

Date
BEACH POINT CAPITAL MANAGEMENT LP
/s/ Lawrence M. Goldman

Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel

Name/Title

January 20, 2011

Date
BEACH POINT GP LLC
/s/ Lawrence M. Goldman

Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel

Name/Title

CUSIP No.: 846425882
EXHIBIT INDEX

Exhibit I - Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II - Joint Filing Agreement
EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Beach Point GP is the sole general partner and therefore control person of Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of January 20, 2011, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Class A Common Stock, par value $0.0001 per share, of Spanish Broadcasting System, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BEACH POINT CAPITAL MANAGEMENT LP

By: /s/ Lawrence M. Goldman
Name: Lawrence M. Goldman
Title: Chief Administrative Officer and General Counsel

BEACH POINT GP LLC

By: /s/ Lawrence M. Goldman
Name: Lawrence M. Goldman
Title: Chief Administrative Officer and General Counsel